FINTECH.TV, PBC



BLOCKCHAIN | DIGITAL ASSETS | IMPACT

ANNUAL REPORT

FOR

FISCAL YEAR ENDING DECEMBER 31, 2023

7600 Jericho Turnpike, Suite 304
Woodbury, NY 11797
www.fintech.tv


April 29, 2024

FORM C-AR

FINTECH.TV, PBC


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Fintech.TV, PBC, a Delaware public benefit Company (the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not passed upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (17 CFR §227.100 et seq.), which requires that it must file a report with the SEC annually and post the report on its website at www.fintech.tv no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (17 CFR §227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than three hundred (300) holders of record, 3) filing annual reports for three (3) years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, and 50 the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions,

expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company's actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

Overview

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Fintech.TV, PBC (the "Company") is a Delaware public benefit corporation, formed on September 10, 2019.

The Company's street address is 7600 Jericho Turnpike, Suite 304, Woodbury, NY 11797.

The Company's website is www.fintech.tv. The information available on or through our website is not a part of this Form C-AR. In making an investment with respect to our Securities, you should only consider the information in this Form C-AR and any offering documents relating to the Company's securities.

The Business

FINTECH.TV is a first of its kind global media platform bringing the latest news and perspectives in finance, blockchain, technology, sustainability, impact investing, SDGs, and ESG. FINTECH.TV broadcasts from its marquis studios on the floor of the New York Stock Exchange, at ADGM, Abu Dhabi's leading International Finance Center, and with presence at other leading international exchanges including NASDAQ and the London Stock Exchange.

RISK FACTORS

Investing in the Company's securities involves risk. In evaluating us and an investment in our securities, careful consideration should be given to the following risk factors, in addition to the other information included in this Form C-AR. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in our securities. The following is a summary of the risk factors that we currently believe make an investment in our securities speculative or substantially risky. We are still subject to all of the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as cybersecurity). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

All or some of the proceeds of the sale of the Company's securities may be used to repay indebtedness owed to related parties, including stockholders, directors and officers of the Company. All or a portion of the proceeds from the sale of the Company's securities may be used to repay existing indebtedness owed to related parties, including stockholders, directors and officers of the Company. Investors should understand that the sale proceeds may not be reinvested in the Company or be used for prospective projects to facilitate the Company's growth. The application of funds received in connection with an offering of the Company's securities will be made in the sole discretion of the Company.

Material factors that make an investment in the issuer speculative or risky. The Company has a limited operating history upon which you can evaluate its performance and has not yet generated profits. Accordingly, the Company's prospects must be considered in light of the risks that any new Company encounters. The Company has incurred operating losses since its inception on September 10, 2019. The likelihood of the Company's creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and media products. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business,

operations and prospects in light of the risks, expenses and challenges faced as an emerging growth Company.

Changes in consumer behavior and evolving technologies may adversely affect the Company's business, financial condition and results of operations. The ways in which consumers view content and technology and business models in the Company's industry continues to rapidly evolve and new distribution platforms and increased competition from new entrants and emerging technologies have added to the complexity of maintaining predictable revenue streams. Technological advancements have driven changes in consumer behavior as consumers seek more control over when, where and how they consume content and have affected advertisers' options for reaching their target audiences. Consumer preferences have evolved towards digital services and other subscription services and there has been a substantial increase in the availability of programming with reduced advertising or without advertising at all. In addition, consumers are increasingly using time-shifting and advertising-blocking technologies that enable them to fast-forward or circumvent advertisements. Substantial use of these technologies could impact the attractiveness of the Company's programming to advertisers and adversely affect its advertising revenues.

Declines in advertising expenditures could cause the Company's revenues and operating results to decline significantly in any given period or in specific markets. The Company derives substantial revenues from the sale of advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. The Company's advertising revenues may vary substantially from year to year, driven by major sports events, and by the state, congressional and presidential elections cycles. Declines in the economic prospects of advertisers or the economy in general can alter current or prospective advertisers' spending priorities. Advertising expenditures may also be affected by increasing competition for the leisure time of audiences. Demand for the Company's programming as measured by ratings points is a key factor in determining the advertising rates as well as the affiliate rates the Company receives. A decrease in advertising expenditures, reduced demand for the Company's programming or the inability to obtain market ratings that adequately measure demand for the Company's content could lead to a reduction in pricing and advertising spending, which could have a material adverse effect on the Company's business, financial condition or results of operations.

Acceptance of the Company's content by the public is difficult to predict, which could lead to fluctuations in revenues. Streaming and television distribution is a speculative business since the revenues derived from the distribution of content depends primarily upon its acceptance by the public, which is difficult to predict. Low public acceptance of the Company's content will adversely affect the Company's results of operations. The commercial success of the Company's programming also depends upon the quality and acceptance of other competing programming, the availability of a growing number of alternative forms of entertainment and leisure time activities, general economic conditions and their effects on consumer spending and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. A decline in the ratings or popularity of the Company's news could adversely affect advertising revenues.

Damage to the Company's brand or its reputation could have a material adverse effect on its business, financial condition and results of operations. The Fintech.TV channel is

the Company's most valuable asset. The Company believes that its brand image, awareness and reputation strengthen its relationship with consumers and contribute significantly to the success of its business. Maintaining, further enhancing and extending this brand may require the Company to make significant investments in marketing, programming or new products, services or events. These investments may not be successful. The Company may introduce new programming that is not popular with its consumers and advertisers, which may negatively affect its business. To the extent the Company's content is not compelling to consumers, the Company's ability to maintain a positive reputation may be adversely impacted. To the extent the Company's marketing, customer service and public relations efforts are not effective or result in negative consumer reaction, the Company's ability to maintain a positive reputation may likewise be adversely impacted. If the Company is not successful in maintaining or enhancing the image or awareness of its brand, or if its reputation is harmed for any reason, it could have a material adverse effect on its business, financial condition and results of operations.

The Company's investments in new businesses, products, services and technologies through acquisitions and other strategic investments present many risks, and the Company may not realize the financial and strategic goals it had contemplated, which could adversely affect its business, financial condition and results of operations. The Company expects to continue acquiring and investing in, new businesses, products, services and technologies that complement, enhance or expand its current businesses or otherwise offer us growth opportunities. Such acquisitions and strategic investments may involve significant risks and uncertainties, including insufficient revenues from an investment to offset any new liabilities assumed and expenses associated with the investment; a failure of the investment or acquired business to perform as expected, meet financial projections or achieve strategic goals; a failure to further develop an acquired business, product, service or technology; unidentified issues not discovered in the Company's due diligence that could cause the Company to not realize anticipated benefits or to incur unanticipated liabilities; difficulties in integrating the operations, personnel, technologies and systems of acquired businesses; the potential loss of key employees or customers of acquired businesses; the diversion of management attention from current operations; and compliance with new regulatory regimes. Because acquisitions and investments are inherently risky and their anticipated benefits or value may not materialize, the Company's acquisitions and investments may adversely affect its business, financial condition and results of operations.

The Company is subject to complex laws, regulations, rules, industry standards, and contractual obligations related to privacy and personal data protection, which are evolving, inconsistent and potentially costly. The Company is subject to U.S. federal and state laws, as well as laws from other countries, relating to the collection, use, disclosure, and security of personal information. For example, the California Consumer Privacy Act that became effective in January 2020 imposes new obligations on businesses' collection, use, handling, and disclosure of personal information of California residents and imposes fines for noncompliance. The E.U. and other countries also have privacy and data security legislation, with significant penalties for violations, that may apply to the Company's operations. New privacy and data protection laws continue to be introduced and interpretations of existing privacy laws, some of which may be inconsistent with one another, continue to evolve. Although the Company expends significant resources to comply with privacy and data protection laws, it may be subject to regulatory or other legal action despite these efforts. Any such action could result in damage to its reputation or brands, loss of customers or revenue, and other negative impacts to its operations. The Company may also

be subject to liability under relevant contractual obligations and may be required to expend significant resources to defend, remedy and/or address any claims. The Company may not have adequate insurance coverage to compensate it for any losses that may occur.

Changes in U.S. communications laws or other regulations may have an adverse effect on the Company's business, financial condition and results of operations. The Company is subject to a variety of regulations in the jurisdictions in which its businesses operate. In general, the television broadcasting, streaming and traditional multi-channel video program distribution ("MVPD") industries in the U.S. are highly regulated by federal laws and regulations issued and administered by various federal agencies, including the Federal Communications Commission ("FCC"). The FCC generally regulates, among other things, the ownership of media, broadcast and multichannel video programming and technical operations of broadcast licensees. For example, the Company is required to apply for and operate in compliance with licenses from the FCC to operate a television station, purchase a new television station, or sell an existing television station, with licenses generally subject to an eight-year renewable term. The Company's program services and online properties are subject to a variety of laws and regulations, including those relating to issues such as content regulation, user privacy and data protection, and consumer protection, among others. Further, the United States Congress, the FCC and state legislatures currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including technological changes and measures relating to network neutrality, privacy and data security, which could, directly or indirectly, affect the operations and ownership of the Company's media properties. Any restrictions on political or other advertising may adversely affect the Company's advertising revenues. The threat of regulatory action or increased scrutiny that deters certain advertisers from advertising or reaching their intended audiences could adversely affect advertising revenue. Similarly, new federal or state laws or regulations or changes in interpretations of federal or state law or in regulations imposed by the U.S. government could require changes in the operations or ownership of the Company's business and have a material adverse effect on its business, financial condition or results of operations.

The failure or destruction of satellites or transmitter facilities the Company depends on to distribute its programming could materially adversely affect its businesses and results of operations, as could changes in FCC regulations governing the availability and use of satellite transmission spectrum. The Company uses third party systems to transmit its content. Transmissions may be disrupted as a result of local disasters, including extreme weather that impair on-ground uplinks or downlinks, or as a result of another impairment.

The Company may not be able to protect its intellectual property. Trademark and copyright litigation have become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of its trademarks or copyrights, the Company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

If the Company's trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by competitors, the value of the Company's brand and other intangible assets may be diminished, and its business may be adversely affected. The Company relies and expects to continue to rely on a combination of confidentiality and license agreements with its consultants and third parties with whom it has relationships, as well as trademark, copyright and trade secret protection laws, to protect its proprietary rights. The Company may also seek to enforce its proprietary rights through court proceedings. The Company has filed and expects to file from time to time for trademark applications. Nevertheless, these applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by the Company, third parties may knowingly or unknowingly infringe on intellectual property rights and the Company may not be able to prevent infringement or misappropriation without substantial expense to the Company. If the protection of the Company's intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of the brand and other intangible assets may be diminished, competitors may be able to more effectively mimic the Company's service and methods of operations, the perception of its business and service to members and potential members may become confused in the marketplace, and the Company's ability to attract members may be adversely affected.

The Company currently holds various domain names. Failure to protect its domain names could adversely affect the Company's reputation and brand and make it more difficult for users to find the Company's website and its service. The Company may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights.

If the Company cannot raise sufficient capital, it may not succeed. The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as debt securities or loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The Company's future success is dependent on the continued service of a small executive management team and two key individuals, Vince Molinari and Troy McGuire. The Company depends on the skill and experience of Vince Molinari, CEO and Board of Director and Troy McGuire, Head of Programing and News. The Company's success is dependent on their ability to manage all aspects of the business effectively. Because the Company relies on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of Vince Molinari, Troy McGuire or any other key members of the executive team could have a negative impact on the Company's ability to manage and grow its business effectively. The Company does not maintain a key person life

insurance policy on any of the members of its senior management team. As a result, the Company would have no way to cover the financial loss if it were to lose the services of the CEO, the Head of Programming and News, or its other senior officers. In addition, if the Company is unable to attract, hire and retain the right talent or makes too many hiring mistakes, it is likely the business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company's businesses operate in a highly competitive industry. The Company competes with other larger more established companies for high-quality content to reach large audiences and to generate advertising revenue. The Company's ability to attract viewers and advertisers and obtain favorable distribution depends in part on its ability to provide popular television programming and adapt to new technologies and distribution platforms, which are increasing the number of content choices available to audiences. The consolidation of advertising agencies, distributors and television service providers also has increased their negotiating leverage and made competition for audiences, advertising revenue, and distribution more intense. Competition for audiences and/or advertising comes from a variety of sources, including broadcast television networks; cable television systems and networks; Internet-delivered platforms such as subscription video on demand ("SVOD") and advertising-based video on demand ("AVOD") services and mobile, gaming and social media platforms; audio programming; and print and other media. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors or that competition or consolidation in the marketplace will not have a material adverse effect on its business, financial condition or results of operations.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment in the Company.

The Company's CEO has control of the Board of Directors. Eximius Holdings, LLC ("Eximius"), a Company wholly owned and controlled by Vince Molinari, holds approximately 14.47% of the Company's Class A Common Stock. The holders of the Company's Class A Common Stock are subject to a Second Amended and Restated Voting Agreement dated March 21, 2021, which provides that Vince Molinari has certain voting rights. Pursuant to the Second Amended and Restated Voting Agreement dated March 21, 2021 and in light of the various appointments, Vince Molinari is entitled to three (3) out of the (5) five votes on all matters that require a vote of the Board of Directors. Accordingly, Vince Molinari has control of the Board.

The Company could be subject to economic, political, regulatory and other risks arising from its international operations. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that may be different from or incremental to those in the United States. In addition to the risks that the Company faces in the United States, its international operations involve risks that could adversely affect its business, including:

· the need to adapt content and user interfaces for specific cultural and language differences, including licensing a certain portion of content assets before the Company has developed a full appreciation for its performance within a given territory;

· difficulties and costs associated with staffing and managing foreign operations;

· management distraction;

· political or social unrest and economic instability;

· compliance with U.S. laws such as the Foreign Corrupt Practices Act, export controls and economic sanctions, and local laws prohibiting corrupt payments to government officials;

· difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

· regulatory requirements or government action against its service, whether in response to enforcement of actual or purported legal and regulatory requirements or otherwise, that results in disruption or non-availability of the Company's service or particular content in the applicable jurisdiction;

· less favorable foreign intellectual property laws;

· adverse tax consequences such as those related to repatriation of cash from foreign jurisdictions into the United States, non-income related taxes such as value-added tax or other indirect taxes, changes in tax laws or their interpretations, or the application of judgment in determining the Company's global provision for income taxes and other tax liabilities given intercompany transactions and calculations where the ultimate tax determination is uncertain;

· fluctuations in currency exchange rates when the Company does not use foreign exchange contracts or derivatives to hedge against and which could impact revenues and expenses of the Company's international operations and expose it to foreign currency exchange rate risk;

· profit repatriation and other restrictions on the transfer of funds;

· differing payment processing systems as well as consumer use and acceptance of electronic payment methods, such as payment cards;

· new and different sources of competition;

· censorship requirements that cause us to remove or edit popular content, leading to consumer disappointment or dissatisfaction with the Company's service;

· low usage and/or penetration of Internet- connected consumer electronic devices;

· different and more stringent user protection, data protection, privacy and other laws;

· availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

· integration and operational challenges as well as potential unknown liabilities in connection with companies the Company may acquire or control; and

· differing, and often more lenient, laws and consumer understanding/attitudes regarding the illegality of piracy.

The Company's failure to manage any of these risks successfully could harm its international operations and its overall business, and results of operations.

If the Company fails to maintain or, in new markets establish, a positive reputation with consumers concerning its service, including the content it offers, the Company may not be able to attract or retain members, and its operating results may be adversely affected. The Company believes that it has a positive reputation with consumers concerning its service. However, to the extent the Company's content, in particular its original programming, is perceived as low quality, offensive or otherwise not compelling to consumers, the Company's ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent the Company's marketing, customer service and public relations efforts are not effective or result in negative consumer reaction, the Company's ability to establish and maintain a positive reputation may likewise be adversely impacted. As the Company expands into new markets and platforms, it will also need to establish its reputation with new consumers and to the extent it is not successful in creating positive impressions or adequate engagement, the Company's business in these new markets may be adversely impacted.

If the Company is not able to manage change and growth, its business could be adversely affected. The Company is expanding its operations internationally, scaling its streaming service to effectively and reliably handle anticipated growth in viewers, ramping up its ability to produce original content. As the Company expands internationally, the Company is managing and adjusting its business to address varied content offerings, and new programs. As the Company ramps up its original content production it is building out expertise in a number of disciplines, including but not limited to, production, legal, marketing, finance and other resources related to the development and physical production of content. If the Company is not able to manage the growing complexity of its business, including improving, refining or revising its systems and operational practices related to its operations, the business may be adversely affected.

There is no current market for any shares of the Company's stock. You should be prepared to hold an investment in the Company for several years or longer. More importantly, there is no established market for the Company's securities and there may never be one. As a result, if you decide to sell the Company's securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Investors will hold minority non-voting interests in the Company. The holders of the majority-in-interest of the voting rights of the Company could limit an investor's rights in a

material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings of the Company's securities, including potentially a public offering. Based on the risk that an investor's rights could be limited, diluted or otherwise qualified, an investor could lose all or part of his or her investment in the Company's securities, and may never see positive returns.

Using a credit card to purchase the Company's securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in the Company's securities may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card Company (which can reach or exceed 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach or exceed 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment in the Company.

Cybersecurity risk management and regulatory requirements. We are subject to a number of laws, rules and directives (which we refer to as "privacy laws") relating to the collection, use, retention, security, processing and transfer (which we refer to as "process") of personally identifiable information about our customers and employees (which we refer to as "personal data") in the countries where we operate. Much of the personal data that we process, especially financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Regulatory scrutiny of privacy, data protection, collection, use and sharing of data is increasing on a global basis. There is uncertainty associated with the legal and regulatory environment around privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing. Privacy and data protection laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance or require us to change our business practices in a manner adverse to our business, and violations of privacy and data protection-related laws can result in significant penalties and damage to our brand and business. In addition, compliance with inconsistent privacy laws may restrict our ability to provide products

and services to our customers. A determination that there have been violations of privacy or data protection laws could expose us to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.

In response to recently adopted SEC cybersecurity risk management, strategy, governance and incident disclosure requirements for public companies, management of the Company is currently considering possible board oversight of cybersecurity risks and management's role in assessing and managing material risks from cybersecurity threats. At the current time, the Company does not have any such formal procedures or oversight in place.

The Company's results of operations may be negatively impacted by the coronavirus outbreak. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business. Fintech.TV's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Company's securities and the financial condition of the Company's investors or prospective investors. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if employees, who cannot perform their responsibilities from home, are not able to report to work.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

You may lose your entire investment in the Company and even if the Company continues to successfully operate or is successful, you may never profit from your investment. Other than those rights afforded to minority investors under applicable law, holders of the Class C Common Stock are afforded no voting rights, no rights to dividends, no liquidation preferences and/or returns or allocations if the Company is sold or for other liquidation events. There is no anticipated exit for Class C Common Stock holders. The Company is a closely held company controlled by the holders of the Class A Common Stock. Holders of the Class A Common stock can take action at any time to adversely affect the rights and privileges of Class C Common Stock holders, and the possibility of any future returns for Class C Common Stock holders is dependent on the discretion of the Class A Common Stock holders.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the Company's management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully

effectuate the Company's current business plan. Each prospective purchaser of the Company's securities is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

THE COMPANY AND ITS BUSINESS

Overview

Fintech.TV is a 24/7 global media platform delivering the latest news and information about emerging trends in finance, blockchain, technology, sustainability and impact investing. Underreporting and a lack of coverage has created a void that Fintech.TV is positioned to fill with global change-makers, decision-makers, regulators, entrepreneurs, and institutional investors.

Headquartered on the NYSE Floor, our neighbors are few: CNBC, Cheddar, TD Ameritrade and The Street. Currently, we broadcast from our studios at the New York Stock Exchange ("NYSE"), the Nasdaq Stock Market ("Nasdaq") and the Abu Dhabi Global Market ("ADGM"), with plans for continued global expansion.

Mission Statement

Content revenue is driven by continued investment in a team, brand integrity, a strong understanding of one's audience, and, ultimately, an appreciation for trusted, brand-safe digital content.

Business Model

Our global advertising platform is designed to effectively target blockchain, SDG, SPAC, sustainability, technology and impact professionals with our global OTT, web and social media platforms. We expect to identify additional advertising agencies to partner with globally.

In addition, we have launched a paid product integration unit that will leverage the production value of FINTECH.TV and offer companies unique video opportunities and create substantial revenue for the Corporation.

Market Opportunity

As information is increasingly consumed on digital platforms, digital advertising spending continues to grow, surpassing $626 billion in 2023 and expected to exceed $1 trillion globally in 2024.[1] The financial services industry is generally in the top five industries in terms of total advertising spend.[2] With approximately 30% of our available studio production time focused on capital markets and financial services industry companies, we seek to capitalize on this trend.

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[1] https://www.statista.com/statistics/237974/online-advertising-spending-worldwide/

[2] https://www.statista.com/statistics/237974/online-advertising-spending-worldwide/

Our Audience

On a monthly basis, we project that Fintech.TV will reach over 1 million viewers/users by the end of 2023 primarily driven by the global expansion and launch of the 24/7 programming on OTT platforms. Our weekly newsletter has over 60,000 subscribers.   On YouTube, our videos have been viewed by over 10 million people and we plan on hiring a social media team to grow our existing presence on all social media channels. The scope of our geographical coverage currently includes the United States, the United Kingdom, the Middle East and North Africa ("MENA"), and Asia-Pacific ("APAC"). In addition, as we roll out our 24/7 channel in Q4 of 2023, we expect to have a potential to reach 400 million viewers on a global basis.

Programming

We currently broadcast several programs and are planning live programming in Q4. programs, each as described in further detail below. Each of these programs are made available directly to viewers through our OTT partners. Our offerings include content that is not otherwise made available through large, traditional media outlets.

The Daily Download

Launching in Q4, The Daily Download will be broadcast live from the NYSE from 9am-1pm Monday-Friday, focusing on breaking news and headlines in the blockchain, digital assets and sustainability sectors and general financial market news.

Digital Asset Report

Digital Asset Report is our cryptocurrency and blockchain-focused program, focusing on the complex global ecosystem of blockchain, digital assets and related legislation and regulation.

TheIMPACT & The Great Repricing

The IMPACT and The Great Repricing are programs focused on providing updates on ESG, sustainable finance, and impact and responsible investing featuring leaders and experts in sustainable investing, climate change, and social impact, aiming meet the United Nations' SDGs.

SSE TV

Through our partnership with the United Nations Sustainable Stock Exchanges Initiative, we seek to amplify the dialogue on sustainable finance, peer-to-peer learning and the sharing of best practices. This series features chief executive officers and chief sustainability officers of various exchanges, providing an in-depth view of the process made in the past decade to support the sustainable development goals and to encourage the increase of the ESG footprint globally.

ETF Rundown

Sponsored by the NYSE, we profile NYSE ETF-listed companies and the overall ETF market.

Dangerous Women: Leading Onward

Presented by Pat Mitchell, a 35-time Emmy award-winning news producer, journalist and former president of CNN and PBS, this global interview series provides in-depth coverage of women who have made an impact ranging from technology, media, science, climate, sustainability, and impact investing.

Faces of Race

We seek to turn an introspective lens on race equity in corporate America on this program hosted by Roy Wood Jr. This series aims to uncover how racism has impacted access to corporate jobs for the African American community and to glean insights from leaders across various industries, from technology to venture capital to the media industry.

Price of Climate

In Price of Climate, Ibrahim Al Husseini, Founder and CEO of FullCycle, a venture capital fund focused on the acceleration of deployment of climate critical technologies, and Alexandria Villasenor, a 16-year old climate activist, sit down with notable activists, policymakers, and entrepreneurs to discuss the complexities, opportunities and costs that come with the climate crisis, providing an eye-opening look at why urgent action is needed now.

Square One

Square One is our weekly program where Romeen Sheth speaks with founders, investors and executives at the cutting edge of business on topics including building tech products, scaling of teams, as well as his personal journey as an operator, investor and creator.

Our Studios

We have three (3) studios located in New York and Abu Dhabi. Our studios are located in premier locations and utilize state of the art technology, without interruption.

New York Stock Exchange

Built in 2023, the custom-broadcast studio can accommodate anchors and guests with 24/7 access which will allow us to build out our global platform.

Nasdaq

Available for contracted daily use, FINTECH.TV produces daily from the Times Square studio.

Abu Dhabi Global Market

We have become one of the few media companies to have a presence in the ADGM Complex with our new studio in Abu Dhabi. This broadcast studio will be the headquarters for our

Middle East coverage and will provide coverage on our 24/7 channel and additional reports in our NYSE broadcasting block during certain hours of the day.

Center for Sustainable Innovation

The center for sustainable innovation ("CSI") is a public benefit corporation joint venture between us and Iota Communications Inc. ("IotaComm"). CSI serves as a catalyst to positively impact communities by revitalizing local economies, spreading technology gains, and finding impactful solutions to challenges facing communities. The focus of CSI is to address how new, disruptive technology innovation such as blockchain, artificial intelligence ("AI"), digital assets, and the metaverse can enable new business models and change key industries, including manufacturing, logistics, utilities, health care, hospitality and transportation, ultimately leading to significant and measurable economic and societal benefits. We will have a studio at IotaComm's headquarters in Allentown, Pennsylvania and we expect this to become a model for communities across the country by highlighting examples of sustainability as well as the positive progress businesses and cities are making.

Additional Studios

We plan to continue expanding our geographical footprint with the construction of additional studios. We have recently begun construction of our new studio at the Jacob K. Javits Convention Center of New York. This 24/7 production facility will be our main performance location for our weekly shows as well as for liveshots when we are not broadcasting from the NYSE or elsewhere. This broadcast center will be uniquely showcased to all Javits Center attendees, numbering over 2 million on an annual basis[3].

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Vincent Molinari, *Founder, Director and Chief Executive Officer*

Vince Molinari is the founder of Fintech.TV and has served as a director and the Chief Executive Officer of the Corporation since its inception in September 2019. He also currently serves as the President of Arkonis Capital, LLC, a SEC-registered broker-dealer and FINRA

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[3] https://www.business.nyctourism.com/meeting-planners/articles/javits-center-guide

member. He was previously a co-founder of Templum, Inc., and formerly the Chief Executive Officer of its subsidiary, Templum Markets, a FINRA registered broker dealer and Alternative Trading System (ATS) providing a registered solution for raising capital and trading private digital securities.

Mr. Molinari has nearly thirty (30) years of experience in the financial services industry. Throughout his career, he has founded and led multiple companies committed to advancing market infrastructure, capital formation, impact investing, and digital assets. He has also participated in the development of blockchain patents, is a creator of thought-leading technology solutions, and hosts the Digital Asset Report, which brings visibility and education to market innovation and its global impact. Mr. Molinari is also a speaker at venues such as the U.S. Chamber of Commerce, U.S. Department of State, and United Nations. He has been called to provide testimony to the U.S. Congress and the U.S. Senate, and he is a member of the U.S. Chamber of Commerce's Fintech Advisory Committee. He has also authored numerous comment letters to the SEC and FINRA, participated in Petitions for Rulemaking, and advised on necessary amendments to securities laws to achieve a regulated and sustainable digital securities market.

Mitch Chait, *Co-Founder, Director and Chief Strategy Officer*

Mitch Chait is a co-founder of the Corporation and has served as a director and Chief Strategy Officer since its inception in September 2019. He is also co-founder and Chief Executive Officer of GFT (GiFT), a Web3 fintech banking, loyalty and rewards platform. Mr. Chait has twenty-five (25) years of experience working in technology and media, supply chains and loyalty across a multitude of sectors, including CPGs, grocery, retail and entertainment. He has also invented and patented numerous software innovations employing blockchain, Big Data, AI and intelligent business and operations automation.

Troy McGuire, *Co-Founder and Head of Programming and News*

Troy McGuire is a co-founder of the Corporation and has served as Head of Programming and News since 2020. He is an Emmy Award winning producer in the broadcast news and syndicated television industry, and he oversees the Corporation's broadcast shows and global stock exchange production.

Joseph Latona, *Chief Financing Officer*

Joseph Latona has served as the Corporation's Chief Financial Officer since its inception in September 2019. Prior to joining Fintech.TV, from January 2009 to August 2019, Mr. Latona served as Chief of Staff of Templum, Inc., an innovative financial technology Corporation focusing on creating a regulatory compliant marketplace for the primary issuance and secondary trading of digital assets through security tokens. He also served as President and Chief Operating Officer of Templum's predecessor entities.

Indemnification

Indemnification is authorized by the Company to director, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts

actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has twelve (12) employees. The Company may hire or discharge employees in the future to meet its business objectives.

CAPITALIZATION AND OWNERSHIP

Our Securities

Pursuant to our Amended and Restated Certificate of Incorporation (as the same may be amended, restated or modified, the "Certificate"), the Company's authorized capital stock consists of 28,860,244 This shares of common stock, each with a par value of $0.0001 per share (the "Common Stock"), of which:

- 15,110,244 shares are designated as Class A Common Stock, 14,857,596 shares of which were outstanding as of April 1, 2024;
- 10,000,000 shares are designated as Class B Non-Voting Common Stock, 4,334,278 shares of which were outstanding as of April 1, 2024;
- 1,250,000 shares of Class C Non-Voting Common Stock, none of which were outstanding as of April 1, 2024; and
- 2,500,000 shares of Class D Non-Voting Common Stock, with the same rights and privileges of the Class C Common Stock, none of which are issued or outstanding as of April 1, 2024.

In addition to the issued and outstanding Class A Common Stock and the Class B Non-Voting Common Stock discussed above, the Company has outstanding options to purchase 1,030,170 shares of the Company's Class A Common Stock, and outstanding options to purchase 2,780,539 shares of the Company's Class B Non-Voting Common Stock as of April 1, 2024.

The Company has the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the currently authorized securities. To the extent applicable, in cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an investor's interest in the Company may be diluted. This means that the pro-rated portion of the Company represented by the investor's securities will decrease, which could also diminish the investor's economic interest.

Terms of Securities

The material rights, preferences, privileges, restrictions and other terms relating to the Company's capital stock are summarized below:

Class A Common Stock

Dividend Rights. In the event dividends are paid on any share of Class A Common Stock, the Company shall pay an additional dividend on all outstanding shares of Class A Common Stock in a per share amount equal to the amount paid or set aside for each share of Class A Common Stock.

Voting Rights. The Class A Common Stock represents 100% of the voting stock of the Company. Each holder of Class A Common Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Class A Common Stock could be converted in accordance with the provisions of the Certificate immediately after the close of business on the record date fixed for the meeting or effective date of the written consent. Except as otherwise provided in the Certificate or as required by law, the Class A Common Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class.

In addition to the voting rights described above or as otherwise required by law, the vote or written consent of the holders of at least fifty percent (50%) of the outstanding Class A Common Stock shall be necessary for effecting or validating (i) a liquidation event, (ii) an amendment, alteration or repeal of any provision of the Certificate or bylaws of the Company, that alters the rights, preferences or privileges of the Class A Common Stock, (iii) the institution or consent to the institution of an bankruptcy, insolvency, reorganization, readjustment of debt or similar proceeding relating to the Company under the law of any jurisdiction, or (iv) making an assignment for the benefit of creditors, or making an application for, or consenting to, the appointment of any receiver, trustee, custodian or similar officer for any officer for any or all of its property.

No Reissuance. No shares of Class A Common Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

Class B Non-Voting Common Stock

No Voting Rights. The Class B Non-Voting Common Stock does not have voting rights other than any voting rights as may be required by law.

Dividends Rights. In the event dividends are paid on any share of Class B Common Stock, the Company shall pay an additional dividend on all outstanding shares of Class B Common Stock in a per share amount equal to the amount paid or set aside for each share of Class B Common Stock.

Class C Non-Voting Stock

No Voting Rights. The Class C Non-Voting Common Stock does not have voting rights other than any voting rights as may be required by law.

Dividend Rights. In the event dividends are paid on any share of Class C Common Stock, the Company shall pay an additional dividend on all outstanding shares of Class C Common Stock

in a per share amount equal to the amount paid or set aside for each share of Class C Common Stock

Class D Non-Voting Stock

No-Voting Rights. The Class D Non-Voting Common Stock does not have voting rights other than any voting rights as may be required by law.

Dividend Rights. In the event dividends are paid on any share of Class D Common Stock, the Company shall pay an additional dividend on all outstanding shares of Class D Common Stock in a per share amount equal to the amount paid or set aside for each share of Class D Common Stock.

Ownership of the Company

Each of the securityholders below may be deemed to own 20% or more of the total voting power of the Company as of April 1, 2024:

Name of Holder	Percentage Ownership
Eximius Holdings, LLC [4]	18.47 %
Vincent Molinari	7.36 %
Vincent Molinari, Jr. [5]	1.01 %
Molinari Family Legacy Fund SDG[6]	5.21%
Total:	**32.05 %**

FINANCIAL INFORMATION

In addition to the other financial information contained in this Form C-AR, please see the Company's unaudited financial statements for the 2023 fiscal year attached hereto as Exhibit A.

Results of Operations

The following summarizes the results of our operations in 2023 as compared to 2022:

	2023	**2022**
Gross Profit	$137,680	$365,866
Total Operating Expenses	$1,718,533	$5,525,618
(Loss) from Operations	$(1,580,853)	$(5,159,752)

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[4] Eximius Holdings, LLC is a New York limited liability Company controlled by Vincent Molinari.
[5] Vincent Molinari, Jr. is the son of Vincent Molinari.
[6] Molinari Legacy Fund SDG is a non-profit, 501(c)(3) Company associated with Vincent Molinari.

Total Other Expenses	$1,915	$209,814
Net (Loss)	$(1,582,768)	$(3,866,489

Liquidity and Capital Resources

Since April 2020, the Company has conducted the following securities offerings to raise funds for general operations:

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
April 2020	Regulation D, Rule 506(c)	Common Stock	$650,000	General Operations
August 1, 2020	Regulation D, Rule 506(c)	Convertible Note	$840,000	General Operations
January 2021	Regulation D, Rule 506(c)	SAFE	$1,000,000	General Operations
April 8, 2021	Regulation D, Rule 506(c)	Convertible Note	$475,000	General Operations
October 2024	Regulation CF	Class C Non-Voting Common Stock	Up to $5,000,000	General Operations

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The unaudited financial statements of the Company for the 2023 fiscal year are attached hereto as Exhibit A. Historical financial performance is not necessarily predictive of future performance.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten (10) percent or more of the outstanding voting equity securities of the Company, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Prior to the Company's 2023 fiscal year, a company owned by one of the Company's stockholders loaned $617,716 to the Company. The Company will repay the loan as cash flow allows. The loan bears interest at the rate of 1.5% per month.

Prior to the Company's 2023 fiscal year, a company owned by one of the stockholders of the Company loaned $706,987 to the Company. The Company will repay the loan as cash flow allows. The loan does not bear interest.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with Company, its operations or its security holders.

OTHER INFORMATION

Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements or other requirements of Regulation CF in the past.

No Bad Actor Disqualification Events

Neither the Company nor any individual identified by Section 227.503(a) of Regulation CF is subject to any Bad Actor disqualification events under any relevant applicable U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

FINTECH.TV, PBC

By: /s/ Vince Molinari
Vince Molinari, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vince Molinari
Vince Molinari, Co-Founder, Director and Chief Executive Officer

Date: April 29, 2024

/s/ Mitch Chait
Mitch Chait, Co-Founder, Director and Chief Strategy Officer

Date: April 29, 2024

/s/ Joseph Latona
Joseph Latona, Chief Financial Officer

Date: April 29, 2024